Consent of Expert

Range Consulting Group, LLC
9319 Diamante Drive
Magnolia, TX 77354

United States Securities and Exchange Commission
Washington, D.C. 20549

          Re: Consent of Expert – Form 40-F

Ladies and Gentlemen:

          We have reviewed the Form 40-F registration statement (the “Form 40-F”) filed by Endeavour Silver Corp. (the “Company”), and agree with the statements disclosed by the Company related to the following report(s) contained in the Form 40-F and documents incorporated by reference therein:

          1. Technical Report, Mineral Resource & Reserve Estimate, Guanacevi Project, Durango, Mexico, prepared by A.E. Olson, Member AusIMM, for Range Consulting Group, LLC dated March 31, 2006.

          We hereby consent to the use of our report by the Company and the information contained therein. We hereby consent to the reference to our firm in the Form 40-F.

A.E. Olson /s/ A.E. Olson Title: Managing Dir	Date: 11/06/06